UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 001-14536
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PartnerRe Ltd.

(Translation of registrant’s name into English)
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Wellesley House South, 90 Pitts Bay Road,
Pembroke HM08, Bermuda
(441) 292-0888
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

INFORMATION FURNISHED AS PART OF THIS FORM 6-K

On August 11, 2017, Partner Reinsurance Company of the U.S., a New York corporation ("PRUS") and wholly owned subsidiary of PartnerRe Ltd. ("PartnerRe"), entered into a stock purchase agreement (the "Purchase Agreement") with Employers Group, Inc., a Nevada corporation (the "Purchaser"), with respect to the sale of all outstanding shares of capital stock of PartnerRe Insurance Company of New York, a New York corporation ("PYNY"), for a purchase price equal to the sum of the amount of statutory capital and surplus of PRNY at closing plus $5.8 million.

Pursuant to the Purchase Agreement, all liabilities and obligations of PRNY existing as of the closing date, whether known or unknown, will be assumed by PRUS pursuant to a Transfer and Assumption Agreement (the “Transfer and Assumption Agreement”). In addition, PartnerRe has agreed to provide the Purchaser with a guaranty that unconditionally, absolutely and irrevocably guarantees the full and prompt payment and performance by PRUS of all of its obligations, liabilities and indemnities under the Purchase Agreement, the Transfer and Assumption Agreement and the transactions contemplated thereby.

There will be no impact on PartnerRe’s day-to-day operations as a result of the sale. All existing cover and contacts will remain within the PartnerRe group and there will be no job losses as a result of the sale. The sale aligns with PartnerRe’s overall strategy to operate as a cost-effective, lean organization by streamlining its legal entities.

The sale of PRNY is expected to be consummated upon the satisfaction of certain closing conditions, including, among other things, approval from the Department of Financial Services of the State of New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.
(Registrant)

Date:	August 16, 2017	By:	/s/ Gemma Carreiro
Name: Gemma Carreiro
Title: Secretary to the Board